UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 15, 2024

NAUTICUS ROBOTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40611	87-1699753
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17146 Feathercraft Lane, Suite 450, Webster, TX 77598

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (281) 942-9069

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Stock	KITT	The Nasdaq Stock Market LLC
Warrants	KITTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On February 15, 2024, Nauticus Robotics, Inc. (the “Company”) received written notice from Nasdaq notifying it that the market value of the listed securities of the Company had not met the minimum $35 million requirement for the previous 30 business days, as required for continued listing on the Nasdaq under Nasdaq Listing Rule 5550(b)(2).

The notice has no immediate impact on the listing of the Company’s common stock and warrants, which will continue to be listed and trade on Nasdaq subject to the Company’s continued compliance with the other listing requirements of Nasdaq Rules. The Company’s securities will have an added indicator on NASDAQ.com indicating that it is non-compliant. Pursuant to Nasdaq Rules, the Company has 180 days to cure the deficiency and regain compliance with the minimum market value requirement. The Company intends to monitor the market value of its and explore available options to regain compliance within the 180-day grace period. In the event the Company does not evidence compliance with the minimum market value requirement during the 180-day grace period, it is expected that Nasdaq would notify the Company that its securities are subject to delisting. At that time, the Company may appeal the delisting determination to a Nasdaq Hearings Panel.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On February 21, 2024, the Company entered into an employment agreement (the “Agreement”) with John W. Gibson, Jr., the Company’s interim Chief Executive Officer and President and a member of the Company’s board of directors. Pursuant to the Agreement, Mr. Gibson will receive a base salary of $250,000 per year and will be eligible for an annual bonus with a target of 100% of his base salary. Mr. Gibson will also receive a grant of 2,100,000 restricted stock units, vesting ratably over a three-year period (the “CEO Inducement Grant”). In addition, the success bonus of $684,000 from Mr. Gibson’s prior contract as disclosed in the Company’s Current Report on Form 8-K filed with the Securities & Exchange Commission on October 2, 2023 will be converted to an equivalent amount of restricted stock units in lieu of cash based on a 20-day VWAP of the Company’s common stock, with 50% of such units vesting upon grant and the remainder vesting on January 1, 2025. The initial term of the Agreement is three years and automatically renews for one-year periods unless either party gives notice of non-extension at least 90 days prior to the expiration of the then-current term. In the event that the Company terminates Mr. Gibson’s employment without cause or fails to renew the Agreement, Mr. Gibson will receive severance equal to twelve months of salary, any unpaid bonus from the prior year, and a pro-rated portion of the target bonus for the year of termination. In addition, (a) if such termination is within 24 months of a change of control or potential change of control, the CEO Inducement Grant will fully vest and (b) otherwise, a prorated portion of the CEO Inducement Grant plus 700,000 restricted stock units or the remaining portion of the CEO Inducement Grant (whichever is lesser) will vest.

The foregoing is qualified in its entirety by reference to the Agreement, which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit	Description
10.1	Employment Agreement dated February 21, 2024 between John W. Gibson Jr. and Nauticus Robotics, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 22, 2024	Nauticus Robotics, Inc.

	By:	/s/ Nicholas J. Bigney
		Name:	Nicholas J. Bigney
		Title:	General Counsel

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